FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES NOR FOR DESSIMINATION IN THE UNITED STATES

GRANDVIEW GOLD CLOSES $2.6 MILLION FINANCING

August 31, 2005 - Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) announced today the closing of the previously announced private placement of 899,104 units (the "Units") at a price of $1.25 per Unit, plus 1,200,000 flow-through shares (the “Flow-through Shares”) at a price of $1.25 per Flow-through Share (collectively, the “Securities”), for aggregate proceeds of $2,623,880 to the Company. Haywood Securities Inc. lead the syndicate, which included Coniston Investment Corp. (collectively the “Agents”).

Each Unit consists of one Common Share of the Company (each a "Common Share") plus one-half of a common share purchase warrant (each a "Warrant"). Each whole Warrant is exercisable to acquire one Common Share at an exercise price of $1.75 (the "Exercise Price") until August 31, 2006. The Securities issued under the private placement are subject to a four-month resale restriction and the entire placement is subject to CNQ approval.

The Company paid, as consideration for services, the Agents in connection with the placement cash commissions totaling 8% of the gross proceeds raised from the private placement and will be issue compensation options to purchase Units equal to 10% of the number of Securities sold.

Proceeds from the private placement will be used to help finance ongoing exploration of the Company’s exploration properties and for general working capital purposes.

These securities have not been registered under the United States Securities Act of 1933 (the “US Securities Act”), as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.
Raymond Pecoskie, President & CEO.
Suite 400, 56 Temperance Street
Toronto, ON, Canada, M5H 3V5
Phone: 416-409-8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.